Endorsement

Flexible Premium Deferred Variable

Annuity Premium Bonus Benefit

This Endorsement is included in and made a part of your annuity Contract as of the Contract Date. If there is a conflict between the terms of the Contract and this Endorsement, the Endorsement controls.

Premium Bonus

We will credit this Contract with an amount equal to a percentage of each purchase payment as shown on the Contract Specifications, referred to hereinafter as a “Premium Bonus.” The Premium Bonus will be applied to this Contract at the time a purchase payment is received at our Home Office or at any other location we may designate from time to time. It will be credited to the Contract prior to any charges that could be applied and prior to any other amounts that could be credited on that day. The Premium Bonus will be allocated to the variable Subaccounts and the Fixed Accumulation Account, if available, in the same proportions as instructed by you for the corresponding purchase payment. Any portion of the Premium Bonus that is allocated to the Fixed Accumulation Account, if available, is considered part of interest earnings and not considered a purchase payment.

If you return this Contract pursuant to the Right to Cancel provision on Page 1 of this Contract, all Premium Bonuses applied to this Contract will be forfeited and the amount of Premium Bonuses allocated to the Contract Value will be deducted therefrom. In addition, for the sole purpose of applying Premium Bonuses to this Contract, we reserve the right to offset any purchase payments made subsequent to the initial purchase payment by, and limited to the extent of, any withdrawal amounts taken that (1) had not been subject to a Surrender Charge and (2) have not been offset previously against such purchase payments. (See the Surrender Charge provision.)

Premium Bonuses applied to this Contract during the Premium Bonus for Death or Surrender Forfeiture Period (as shown on the Contract Specifications) ending on (1) the date of the Annuitant’s death, if prior to the Annuity Payout Date, or (2) the date of surrender or any withdrawal to which we have agreed to waive a Surrender Charge, will be forfeited. (See the Death Benefit Adjustment provision and the Nursing Home Waiver provision, respectively.) Premium Bonuses applied to this Contract during the Premium Bonus for Annuitization Forfeiture Period (as shown on the Contract Specifications) ending on the date you annuitize this Contract, will be forfeited. No Premium Bonus will be forfeited after the end of Surrender Charge period.

Termination

You may cancel this Endorsement at any time by providing Notice to us. Otherwise, this Endorsement will terminate upon the termination of the Contract in accordance with its terms.

THE OHIO NATIONAL LIFE INSURANCE COMPANY

FORM ICC16-XCE-1	The Ohio National Life Insurance Company